Exhibit 20.1

PRESS RELEASE

WASTE SERVICES ANNOUNCES SUCCESSFUL COMPLETION OF
CONSENT SOLICITATION OF BOND HOLDERS
BURLINGTON, Ontario, Oct. 07, 2008 - Waste Services, Inc. (Nasdaq: WSII) today announced that it has successfully completed the consent solicitation relating to its 9.5% Senior Subordinated Notes due 2014. The consent solicitation expired at 5:00 p.m. New York City time on October 6, 2008.
The Company has been advised by D.F. King & Co., Inc., the tabulation and information agent, that, as of the expiration time, consents were delivered and not revoked for 100% of the outstanding notes.
The Company and Wells Fargo Bank, National Association, trustee under the indenture governing the notes, have executed a supplemental indenture implementing the proposed amendments. The amendments will enable the Company’s Canadian subsidiaries, upon becoming guarantors of the notes, to incur indebtedness to the same extent as other guarantors of the notes.
Barclays Capital Inc. acted as the solicitation agent for the consent solicitation. D.F. King & Co., Inc. acted as the tabulation and information agent.
About Waste Services, Inc.
Waste Services, Inc., a Delaware corporation, is a multi-regional, integrated solid waste services company that provides collection, transfer, disposal and recycling services in the United States and Canada. Waste Services’ operating strategy is disposal based, whereby the Company enters geographic markets with attractive growth or positive competitive characteristics by acquiring and developing landfill disposal capacity, then acquiring and developing waste collection and transfer operations. For more information about Waste Services, Inc., visit the company’s website: www.wasteservicesinc.com. Information on the company’s website does not form part of this press release.
Edwin D. Johnson
Executive Vice President and

Chief Financial Officer
Waste Services, Inc.
561-237-3400
J. Todd Atenhan
Investor Relations
888-917-5105